Exhibit 99.150

DIGIHOST TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Introduction

The following management’s discussion & analysis (“MD&A”) of the financial condition and results of the operations of Digihost Technology Inc. (the “Company” or “Digihost”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the period ended June 30, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s consolidated financial statements and the financial information contained in this MD&A, unless otherwise indicated, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. Information contained herein is presented as of August 4, 2021, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Conic’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Information about the Company and its operations can be obtained from the offices of the Company or on the System for Electronic Documents Analysis and Retrieval (“SEDAR”) and is available for review under the Company’s profile on the SEDAR website (www.sedar.com).

COVID-19

Since the beginning of 2020, the outbreak of the novel strain of coronavirus known as “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The Company’s employees, directors and consultants have fortunately not had any known cases of COVID-19. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Description of Business

Digihost Technology Inc. (the “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiary (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

On February 14, 2020, a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. (“Old Digihost”) and HashChain Technology Inc. (“HashChain”) was completed. On completion of the RTO Transaction, Old Digihost was determined to be the accounting acquirer and accordingly, the financial statements are a continuation of the Old Digihost. In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.”. The Company carried on the business of HashChain as a Tier 2 technology issuer under the symbol “DGHI”. Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange (“TSXV”) February 20,

2020.

After completion of the RTO transaction, the mining operations of HashChain and Old Digihost vertically integrated to facilitate a significant reduction in the cost of mining to allow the Company to better weather future volatility in cryptocurrency prices and increased mining competition.

Company Highlights

Reverse takeover

On February 14, 2020, there was a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 Digihost subordinate voting shares and all the 5,756,487 Old Digihost common shares were exchanged for 33,412,490 Digihost subordinate voting shares and 10,000 Digihost proportionate voting shares. After the share exchange, former HashChain shareholders owned approximately 16% and former Old Digihost shareholders owned approximately 84% of the issued and outstanding Digihost subordinate voting shares. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse takeover transaction under which Old Digihost is identified as the accounting acquirer.

At the time of the transaction, HashChain had operations in cryptocurrency mining and met the definition of a business, and the transaction was accordingly considered a business combination.

Old Digihost, the legal subsidiary, has been treated as the accounting parent company, and the Company, the legal parent, has been treated as the accounting subsidiary in these consolidated financial statements. As Old Digihost was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information of Old Digihost to the date of the Transaction.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Pursuant to the business combination transaction, the net assets acquired from the acquisition is to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration

Common shares issued pursuant to share exchange agreement (1)	$2,957,458

Net assets acquired
Property, plant and equipment	2,244,509
Accounts payable and other payable	(576,957)
Goodwill acquired (2)	1,289,906
$2,957,458

(1)	The common shares issued were valued based on the HashChain closing price of CAD$0.60 on the TSXV on February 14, 2020.

(2)	The goodwill acquired from the RTO Transaction is primarily attributable to the synergies expected to arise from vertical integration of the cryptocurrency mining operations.

Private placements

√	On February 14, 2020, immediately prior to completion of the RTO Transaction, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,064,431 (CAD$5,395,338) from the sale of 5,481,912 common share subscription receipts at a price of CAD$0.96, with each common share subscription receipt exchangeable for one common share of Digihost, and 110,575 unit subscription receipts at a price of CAD$1.20 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one common share and one common share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one common share at a price of CAD$1.75 with expiry date August 14, 2021.

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 1,999,997 common shares of Digihost owned by the CEO and director of Digihost for 10,000 proportionate voting shares.

√	On January 8, 2021, the Company closed a non-brokered private placement for 349,876 common shares for CAD$0.81 for gross proceeds of CAD$283,400.

√	On February 19, 2021, the Company announced the closing of a non-brokered private placement financing for aggregate gross proceeds of CAD$4,000,000 (the “Offering”). Pursuant to the Offering, the Company issued 4,938,271 subordinate voting shares of the Company. In connection with the Offering, the Company paid a commission of 148,148 shares to third party advisors.

√	On March 17, 2021, the Company announced the Company the closing of a private placement for gross proceeds of CAD$25 million. The private placement consisted of the sale of 9,363,296 subordinate voting shares (“Share”) of the Company and warrants to purchase 9,363,296 subordinate voting shares (“Warrants”). The Warrants have an exercise price of CAD$3.14 per Share and exercise period of three years from the issuance date.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 749,064 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$3.3375 at any time for a period of three years from the issuance date.

√	On April 9, 2021, the Company announced the closing of a private placement for gross proceeds of CAD$25 million. The private placement consisted of the sale of 11,682,243 common shares (“Share”) of the Company and warrants to purchase 11,682,243 common shares (“Warrants”), at a purchase price of CAD$2.14 per Share and associated Warrant. The Warrants have an exercise price of CAD$2.37 per Share and exercise period of four years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 934,579 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to purchase one common share at an exercise price of CAD$2.675 at any time for a period of four years from the issuance date.

√	On June 18, 2021, the Company closed a non-brokered private placement financing for 8,333,336 units for CAD$1.80 per unit for gross proceeds of $12,025,016 (CAD$15 million). Each unit consists of 8,333,336 subordinate voting shares of the Company and warrants to purchase 6,250,002 subordinate voting shares. The warrants have an exercise price of CAD$1.99 per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,164,466 and 666,667 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$2.25 at any time for a period of three years from the issuance date. The warrants and broker warrants were assigned an aggregate value of $2,049,549 using the residual method.

Transfer of lease and acquisition of leasehold improvements

On February 14, 2020, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the RTO Transaction with HashChain, Digihost issued 104,000 common shares of Old Digihost for an aggregate value of $2,704,000.

On February 14, 2020, BIT Mining International LLC and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at a leased facility at 1001 East Delavan facility. As consideration and immediately prior to the closing of the RTO Transaction, Digihost issued 60,000 common shares of Digihost for an aggregate value of $1,560,000.

Pursuant to the RTO Transaction, holders of the Old Digihost shares received approximately 181.83 Digihost subordinate voting shares in exchange for each Old Digihost shares. Accordingly, the 164,000 Old Digihost shares were exchanged for 29,820,000 post RTO Digihost subordinate voting shares.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

NASDAQ Application

As of the date of this MD&A, the Company is currently in the advanced stages of the application process for a listing of its securities on the Nasdaq Stock Exchange (the “NASDAQ”). In conjunction with the application process, the Company filed a registration statement with the Securities and Exchange Commission on June 22, 2021.

Constitution of Board

The current Board consists of eight (8) directors, with Michel Amar, Alec Amar, Jon Williams, Adam Rossman, Manish Kshatriya, Gerard Rotonda, Donald Christie and Geoffrey Browne, serving as Directors.

Grant of stock options

√	On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 1,875,000 common shares. The stock options may be exercised at a price of CAD$0.96 per share and expire on February 14, 2025. The stock options vest six months after grant date.

√	On January 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 1,575,491 common shares. The stock options may be exercised at a price of CAD$1.25 per share and expire on January 5, 2026. The stock options vest six months after grant date.

√	On March 26, 2021, the Company granted to directors, officers, employees and consultants of the Company an aggregate of 1,600,000 incentive stock options to purchase common shares under the Company’s incentive stock option plan. Each stock option is exercisable into a common share of the Company at a price of CAD$2.49 for a period of five years from the date of grant. The stock options will vest fully on the six-month anniversary of the date of grant.

√	On May 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 1,290,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$2.45 and expire on May 17, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

√	On June 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 780,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$1.40 and expire on June 22, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

Acquisition of Miners and power plant

√	On December 31, 2020, the Company upgraded its system through the acquisition of Antminer S19 Pro 110TH miners. The Company received loans totalling $975,000 to procure the miners. With the most efficient miners currently in the market, each unit utilizing a hash rate of 110TH and a power usage of 3300 watts (34W/TH), Digihost will be integrating and adding 15.4 PH to the Company’s hash rate in the near future. Digihost has acquired 76 PH in additional hash rate from newer and more efficient miners since the start of the year. The Company plans to continue the acquisition of the highest performing miners, further increasing the efficiency of the Company’s operations.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

√	On March 24, 2021, the Company announced that the Company has signed a binding agreement (the “Agreement”) for the purchase of a 60 MW power plant (“Digifactory1”) located in the State of New York, bringing the Company’s total power capacity to approximately 102 MW.

Under the terms of the Agreement, the Company will pay to the vendor cash consideration of US$3,500,000 and issue to the vendor 437,318 common shares of the Company with a deemed value of US$750,000 (US$1.72 per share).

The transaction is subject to TSX Venture Exchange and all required regulatory approvals. The securities issuable in connection therewith will be subject to a statutory four month and a day hold period.

√	On March 29, 2021, the Company announced the acquisition of 700 Bitmain S17+ 76TH miners for a total purchase price of $4.025 million, that would increase the Company’s hashrate by 50PH, or approximately 20% in the second quarter of 2021.

The total purchase price of $4,025,000 will be comprised of cash consideration of $2.975 million and issuance to the vendor of 533,781 common shares of the Company with a deemed value of $1,050,000 (CAD$1,329,114 (CAD$2.49 per share)). The securities issuable in connection therewith will be subject to a statutory four month and a day hold period and will be subject to TSX Venture Exchange and all required regulatory approvals.

√	On May 12, 2021, the Company announced that it had signed a definitive purchase agreement to acquire approximately 10,000 of the most technologically advanced, high-performance Bitcoin miners that will increase the Company’s current hashrate by approximately 925PH to 1.145EH, with delivery of the Miners to occur between August and December of this year.

The Miners have been sourced from Northern Data AG, a leading infrastructure supplier for BTC mining and other high-performance computing infrastructure solutions, and the Company is funding the purchase of the miners with capital from its equity financings closed since the beginning of 2021 of approximately CAD$69,000,000.

Pursuant to the terms of the Purchase Agreement, the Company has concurrently entered into a hosting agreement”) with Northern Data in connection with the Miners, whereby Northern Data will provide services to the Company including the installation and hosting of the Miners in proprietary pre-manufactured performance optimized mobile data centers to be located at Digihost’s company- owned facility. Both parties are in advanced discussions to expand the Purchase Agreement beyond the initial 10,000 Miners up to a total of 30,000 miners, giving Digihost the potential to increase its current hashrate to approximately 3.0EH.

Normal Course Issuer Bid

On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 2,003,683 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid will terminate on December 10, 2021, or on an earlier date in the event that the maximum number of common shares sought in the Bid has been repurchased. The Company reserves the right to terminate the Bid at any time.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Debt Settlement

On November 24, 2020, the Company announced that it has entered into a debt settlement agreement with two of its directors and pursuant to the debt settlement agreement will, subject to receipt of approval of the TSXV, issue an aggregate of 200,000 common shares in the capital of the Company, at a deemed price of $0.20 per common share, in consideration for the settlement of a total of $40,000 in accrued liabilities owing to the directors in respect of director fees. The debt settlement received final approval by the TSXV on January 27, 2021. All securities issued pursuant to the debt settlement are subject to a four month and one-day statutory hold period from the closing date.

On January 5, 2021, the Company announced that it has entered into a debt settlement agreement with two of its third-party creditors (the “Creditors”) and pursuant to the debt settlement agreement will, subject to receipt of approval of the TSXV, issue an aggregate of 96,815 common shares in the capital of the Company, at a deemed price of $1.05 per common share, in consideration for the settlement of a total of $80,000 in accrued liabilities owing to the Creditors in respect of consulting fees (the “Debt Settlement”). All securities to be issued pursuant to the Debt Settlement will be subject to a four month and one-day statutory hold period from the closing date. The Debt Settlement is subject to all necessary regulatory approvals including from the TSXV.

Business Overview and Plan of Operations

Digihost is a growth oriented blockchain company. As the result of recent equipment acquisitions, the Company has significantly increased its hashrate from approximately 143 Petahash in December 2020 to 200 Petahash in June 2021. The Company has the contractual plans to expand to a rate of 3.6EH upon completion of the 60 MW power plant. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under lease and an option to lease additional facility space totalling 240,000 square feet. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Following the recent purchase agreement with Northern Data AG, the Company’s mining fleet will increase by approximately 10,000 by the end of 2021 and increase the Company’s current hashrate by approximately 925PH.

The Company intends to source and utilize renewable natural gas for the operations of Digifactory1 and also engage in the practice of acquiring renewable energy certificates, all in line with the Company’s objective to mitigate its carbon footprint. Digifactory1 will have the capacity to operate an additional 18,000 top tier Bitcoin miners, which if added to the existing fleet of 9,500 miners already in operation, would combine for a total Bitcoin mining capacity of approximately 400 Bitcoins per month as of the most recent mining difficulty factor. Additionally, the expanded capacity would allow for a potential increase to the existing hashrate of 190 PH to up to 3 EH. This substantial increase in both Bitcoin mining output capacity and hashrate would be the direct result of potentially adding up to 18,000 latest generation Bitcoin miners, versus the current operating mix of 9,500 older and newer version Bitcoin miners.

The recent acquisition of the Bitmain S17+ miners that were delivered in early April 2021, combined with the current price of Bitcoin and the level of mining difficulty, the Company expects to increase the Company’s monthly mined BTC by approximately 9 BTC, which would translate to an additional $400,000 of operating profit per month. A portion of the new miners are installed at the Company’s existing mining facility in Upstate New York with the remainder to be installed in Q3 2021.

The Company intends to aggressively pursue every new opportunity that aligns with its goal to expand operations through the strategic acquisition of Bitcoin miners and low-cost sources of clean energy.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

At the end of the first six months of 2021, the Company’s total BTC balance was 351.36. During the first six months of 2021, Digihost mined a total of 215.24 BTC, with 109.98 BTC mined during Q2 2021 and 105.26 BTC mined during Q1 2021.

During May 2021, the Company elected to diversify its cryptocurrency holdings by converting approximately 31 BTC into Ethereum (ETH). As of the date of this MD&A, Digihost holds 563.89 ETH in its inventory, which at the approximate Ethereum price of $2,500 per ETH, values the Ethereum holdings at approximately $1,409,700.

As of the date of this MD&A, Digihost held 402.19 Bitcoin in its inventory from mining, which at the approximate Bitcoin price of $38,000 per BTC, values the Bitcoin at approximately $15,283,200.

In prior quarters, Bitcoin has experienced a recent increase in price, which may be representative of the increased volatility of the global financial markets, as well as the Bitcoin halving event on May 11, 2020. A Bitcoin halving event is when the Bitcoin rewards for each block in the chain mined is cut in half, which also cuts in half the rate at which new Bitcoins enter circulation making Bitcoin scarcer. This event occurs every 4 years. After the first halving event, the Bitcoin block reward was 25, then 12.5, and on May 11, 2020 was halved again to 6.25 Bitcoins per block.

In the past, Bitcoin halvings have correlated with massive surges in Bitcoin’s price. The first halving in November of 2012 saw an increase in Bitcoin prices from approximately US$12 per Bitcoin to nearly US$1,150 per Bitcoin within a year of the halving. Since the halving in May 2020, the price of Bitcoin has increased from approximately $8,600 in May 2020 to approximately $53,000 at the end of April 2021 before settling at approximately $35,000 at the end of June 2021.

To further diversity its operations, the Company announce on June 10, 2021 that it had entered into a strategic co-mining agreement with Bit Digital USA, Inc (“BTBT) (Nasdaq: BTBT). Pursuant to the terms of the Agreement, the Company will provide certain premises to BTBT for the purpose of the operation and storage of a 20 MW Bitcoin mining system to be delivered by BTBT, and the Company will also provide services to maintain the Premises for a term of two years. The collaboration between Digihost and BTBT is expected to generate an increase in hashrate of approximately 400 PH between the companies.

On July 26, 2021, the Company and BTBT announced that they had entered into a second strategic co- mining agreement. Pursuant to the terms of the Agreement, Digihost will provide certain premises to Bit Digital for the operation of a 100 MW Bitcoin mining system to be delivered by Bit Digital for a term of two years. This expanded collaboration between Digihost and Bit Digital is expected to facilitate an additional increase in hashrate of approximately 2 EH between the companies, and a total increase in hashrate between the two companies of approximately 2.4 EH including the initial collaboration agreement.

Under the terms of the AgreementS, the Company will provide power for the operation of the Miners and will also provide management services necessary to maintain 95% uptime on the Miners. In consideration for these services, after paying Digihost a very competitive rate for power, Digihost and BTBT will participate in a profit-sharing arrangement based on a fixed distribution formula. It is expected that the Miners will be delivered and installed during the fourth quarter of this year up until the second half of 2022.

Custodial services for digital currencies

The Company currently custodies approximately 20% of its mined digital currencies with bitFlyer USA Inc. (“bitFlyer USA”) in San Francisco, CA. bitFlyer USA is a subsidiary of bitFlyer Inc., headquartered in Tokyo, Japan, which operates one of the largest Bitcoin exchanges by volume in the world. The Company uses the wallet services of bitFlyer USA, and bitFlyer USA is responsible for

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

holding/safeguarding mined digital currencies. bitFlyer USA is not a Canadian financial institution or foreign equivalent. The Company is not aware of anything with regards to the custodian’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements.

In April 2021, the Company transferred all of its coin previously held by other custodial parties into cold storage wallets. In total, as of the date of this MD&A, Digihost has approximately 194 coins held in a number of cold storage wallets.

During April 2021, the Company was approved for an account with Gemini Trust Company, LLC (Gemini). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. As of the date of this MD&A, the Company has holdings of approximately 120

BTC and 564 ETH coins in its Gemini account.

The Company performs credit due diligence in the normal course of business when beginning a relationship with counterparties, as well as during on-going business activities. The Company has not been able to insure its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover.

Selected Financial Information

	Period ended June 30, 2020 ($)	Year ended December 31, 2020 ($)	Year ended December 31, 2019 ($)
Revenue	9,879,628	3,553,362	nil
Net (loss)	(205,892)	(5,190,713)	(269,968)
Net income (loss) per share – basic and diluted	(0.00)	(0.15)	(741.67)

	Period ended June 30, 2020 ($)	As at December 31, 2020 ($)	As at December 31, 2019 ($)
Total assets	68,385,984	16,519,601	3,897,511
Total long-term liabilities	2,437,327	3,003,037	nil

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

Three Months Ended	Revenues ($)	Net Income or (Loss)
		Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2021-June 30	5,112,553	(205,892)	(0.00)	(0.00)
2021-March 31	4,767,075	72,957	0.0013	0.0013
2020-December 31	1,187,362	(1,472,103)	(0.15)	(0.15)
2020-September 30	437,813	(1,659,259)	(0.04)	(0.04)
2020-June 30	1,089,877	(1,293,527)	(0.03)	(0.03)
2020-March 31	838,310	(765,824)	(0.04)	(0.04)
2019-December 31	-	(80,692)	(40,346)	(0.00)
2019-September 30	-	(65,884)	(32,942)	(0.00)

Results of Operations

For the six months ended June 30, 2021 compared to the three months ended June 30, 2020:

For the six months ended June 30, 2021, the Company’s net income was $205,892 compared to a net loss of $2,193,006 for the six months ended June 30, 2020. The year over year decrease in net loss of $1,987,114 is a result of the following:

√	During the six months ended June 30, 2021, the Company recognized gross profit of $5,055,837 as a result of the mining of digital currencies from its cryptocurrency mining operations as opposed to a net loss of $1,134,766 in the prior year.

√	As an offset to net income, during the six months ended June 30, 2021, the Company recorded share-based compensation of $3,771,306 (2020: 908,206). This represents the expense associated with the approximately $5.5m of stock options that were granted during the period.

Liquidity and Financial Position

As of June 30, 2021, the Company had working capital of $32,121,709, which includes cash of $20,346,743 and digital currencies of $13,734,589. The Company commenced earning revenue from digital currency mining in mid-February 2020, however it has limited history and no assurance that historical performance will be indicative of future performance.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses and raise additional funds through debt or equity financing.

Cash flows

Operating Activities

Cash used in operating activities for the period ended June 30, 2021, was $3,601,582. Cash flows resulted from net loss of $205,892, an increase in accounts payable and and digital currencies.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Investing Activities

Cash used in investing activities for the period ended June 30, 2021, was $23,539,177 for the purchase of mining equipment.

Financing Activities

Cash provided by financing activities for the period ended June 30, 2021, was $47,456,252. The Company received proceeds from a private placement of $50,265,763, made lease payments of $173,690, repaid custodial loans of $3,975,083 and received net funds from loans of $1,473,495.

ADJUSTED EBITDA – NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock-based compensation expense, depreciation, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Six months ended June 30
	2021	2020
Income (Loss) before other items	$(205,892)	$(2,193,006)
Share-based compensation	3,771,306	908,206
Depreciation	1,471,424	1,453,160
Adjusted EBITDA	5,036,838	168,360

Loan Receivable (Payable) and Related Party Transactions

Loan receivable from related party

During the year ended December 31, 2019, Nyam, LLC, a company controlled by the Chief Executive Officer (“CEO”) received net loan proceeds of $2,431,655. In February 2020, $2,404,020 of this amount was settled through the purchase of data miners from Nyam. These amounts are non-interest bearing, unsecured and due on demand.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Professional fees (1)	53,390	20,861
Share based compensation (2)	2,748,248	762,894
Total	$2,801,638	$783,755

(1) In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. On April 29, 2021, Mr. Paul Ciullo was appointed as the Chief Financial Officer replacing Ms.Davis.

(2) Represents the share based compensation for officer and directors.

A Surety Bond of $341,000 issued to a supplier is guaranteed by NYAM, LLC, a company controlled by the CEO.

Share Capital

As of the date of this MD&A, the Company has 75,088,831 common shares outstanding.

As of the date of this MD&A, the Company 7,345,491 stock options and 29,756,426 warrants.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Adoption of new accounting policies

(a) Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiary: Digihost International, Inc. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

(c) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

√	assets and liabilities are translated at the closing rate at the reporting date;

√	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

√	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(d) Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(e) Digital currencies

Digital currencies consist of Bitcoin. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on Cryptocompare. Cryptocompare is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

(f) Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 - 120 months
Leasehold improvement	Cost	Straight-line	120 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(g) Intangible assets

intangible assets that qualify for separate recognition are recognized as intangible assets at their fair values. Right of use of an electric power facility is depreciated over 13 years.

(h) Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

(i) Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

√	Leases of low value assets; and

√	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

√	Amounts expected to be payable under any residual value guarantee;

√	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

√	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

√	Lease payments made at or before commencement of the lease;

√	Initial direct costs incurred; and

√	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(j) Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(k) Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Contributed surplus include the value of outstanding warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit include all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

(l) Share-based compensation

The granting of stock options to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii) Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii) Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iv) Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

(v) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i) Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii) Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 4) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv) Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

Overview

The Company faces a number of risks that are related to both the general cryptocurrency business as well as the Company’s business model. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties of which the Company is not aware or that the Company currently believes to be immaterial may also adversely affect the Company’s business, financial condition, results of operations or prospects. If any of the possible events described below occur, the Company’s business, financial condition, results of operations or prospects could be materially and adversely affected.

Risks Related to the Company’s Business

Bitcoin Halving Event Risk

In May 2020, the Bitcoin (“BTC”) block reward decreased from 12.5 to 6.25 BTC per block (the “Bitcoin Halving”), and consequently the number of new BTC issued to miners would be reduced to approximately 900 per day.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

The Bitcoin Halving may have a material impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform BTC mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of BTC price and difficulty will adjust over time to ensure that the profitability of BTC mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. As a result, if BTC price and difficulty do not adjust over time to pre-Bitcoin Halving profitability levels or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, state, provincial and local levels. The major impacts that COVID-19 is expected to have on the Company include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Company is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing may impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Company’s ability to maximize operational efficiency.

The Company’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks

As with any other computer code, flaws in the cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been relatively rare.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and have a material adverse effect on the Company. Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company Subordinate Voting Shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

The value of cryptocurrencies may be subject to momentum pricing risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency inventory and thereby affect the Company’s shareholders.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of BTC exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed BTC exchanges were not compensated or made whole for the partial or complete losses of their account balances in such BTC exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment

A number of companies that provide BTC and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to BTC and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide BTC and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing BTC and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralised means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of BTCs either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing, or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:

√	Continued worldwide growth in the adoption and use of cryptocurrencies;

√	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

√	Changes in consumer demographics and public tastes and preferences;

√	The maintenance and development of the open-source software protocol of the network;

√	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

√	General economic conditions and the regulatory environment relating to digital assets; and

√	Negative consumer sentiment and perception of BTCs specifically and cryptocurrencies generally.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of BTCs and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, BTC and its other cryptocurrency counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability.

The Company may be required to sell its coins to pay for expenses

The Company may sell its coins to pay for expenses incurred, irrespective of then-current coin prices. Consequently, the Company’s coins may be sold at a time when the price is low, resulting in a negative effect on the Company’s profitability.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

The Company’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies

The Company competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Company. Market and financial conditions, and other conditions beyond the Company’s control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Company’s shares and reduce their liquidity.

The Company’s coins may be subject to loss, theft or restriction on access

There is a risk that some or all of the Company’s coins could be lost or stolen. Access to the Company’s coins could also be restricted by cybercrime (such as a denial of service attack) against a service at which the Company maintains a hosted online wallet. Any of these events may adversely affect the operations of the Company and, consequently, its investments and profitability.

The loss or destruction of a private key required to access the Company’s digital wallets may be irreversible. The Company’s loss of access to its private keys or its experience of a data loss relating to the Company’s digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Company will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Company will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Company’s cryptocurrency could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Company’s investments.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Although the Company’s transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Company’s coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the Blockchain, potentially permitting such actor or botnet to manipulate the Blockchain in a manner that adversely affects the Company’s mining activities.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the inventory held by the Company.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Company will continue to invest in hardware and equipment required for maintaining the Company’s mining activities. Should competitors introduce new services/software embodying new technologies, the Company’s hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment.

The increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware as individuals purchase equipment for mining at home.

Equipment will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Company searches for replacement equipment.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Facility Developments

The continued development of existing and planned facilities is subject to various factors and may be delayed or adversely affected by such factors beyond the Company’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

General Business Risks Related to the Company

Management Experience and Dependence on Key Personnel and Employees

The Company’s success is currently largely dependent on the performance of the Company’s directors and officers. Certain members of the Company’s management team have experience in the cryptocurrency industry, while others have experience in areas including financial management, corporate finance and sales and marketing. The experience of these individuals is a factor which will contribute to the Company’s continued success and growth. The Company will initially be relying on the Company’s board members, as well as independent consultants, for certain aspects of the Company’s business. The amount of time and expertise expended on the Company’s affairs by each of the Company’s management team and the Company’s directors will vary according to the Company’s needs. The Company does not intend to acquire any key man insurance policies and there is, therefore, a risk that the death or departure of any member of management, the Company’s board, or any key employee or consultant, could have a material adverse effect on the Company’s future. Investors who are not prepared to rely on the Company’s management team should not invest in the Company’s securities.

Uncertainty of Additional Funding

Further acquisitions of additional cryptocurrency mining rigs will require additional capital and the Company will require funds to continue to operate as a public company. There is no assurance that the Company will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Company. Any future financing(s) may also be dilutive to the Company’s existing shareholders at that time.

Negative Cash Flow

The Company’s operations will be those of HashChain, which has a limited history of operations. HashChain has had negative operating cash flow since HashChain’s inception, and the Company will continue to have negative operating cash flow for the foreseeable future. No assurance can be given that the Company will ever attain positive cash flow or profitability additional or that additional funding will be available for operations.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Uninsured or Uninsurable Risks

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The Company may become subject to liability for hazards against which the Company cannot insure or against which the Company may elect not to insure because of high premium costs or for other reasons. The payment of any such liabilities would reduce or eliminate the funds available for operations. Payments of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position.

Dividend Risk

The Company does not anticipate paying dividends in the near future. The Company expects to retain earnings to finance further growth and, where appropriate, retire debt.

Share Price Volatility Risk

The Company has applied to list on the TSXV the Company Subordinate Voting Shares. In the event of such listing, external factors outside of the Company’s control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward stocks, may have a significant impact on the market price of the Company Subordinate Voting Shares. Global stock markets, including the TSXV, have experienced extreme price and volume fluctuations from time to time. There can be no assurance that an active or liquid market will develop or be sustained for the Company Subordinate Voting Shares.

Costs of Being a Publicly Traded Company

As the Company will have publicly-traded securities, significant legal, accounting and filing fees will continue to be incurred. Securities legislation and the rules and policies of the TSXV require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which carry significant legal, financial and securities regulatory compliance costs.

Conflicts of Interest

Certain of the Company’s directors and officers are, and may continue to be, involved in the cryptocurrency industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Company’s interests. Directors and officers of the Company with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies. Notwithstanding this, there may be corporate opportunities which the Company is not able to procure due to a conflict of interest of one or more of the Company’s directors or officers.

Tax Risk

The Company will be subject to various taxes including, but not limited to the following: Canadian income tax; goods and services tax; provincial sales tax; land transfer tax; and payroll tax. The Company tax filings will be subject to audit by various taxation authorities. While the Company intends to base its tax filings and compliance on the advice of its tax advisors, there can be no assurance that its tax filing positions will never be challenged by a relevant taxation authority resulting in a greater than anticipated tax liability

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the Period Ended June 30, 2021

Discussion dated: August 4, 2021

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward- looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

√	the impact of the ongoing novel coronavirus disease outbreak (COVID-19) on the business, operations, financial results and prospects of the Company;

√	the impact of the Bitcoin Halving in May 2020 on the price of BTC and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

√	future debt levels, financial capacity, liquidity and capital resources;

√	anticipated future sources of funds to meet working capital requirements;

√	future capital expenditures and contractual commitments;

√	expectations respecting future financial results;

√	expectations regarding benefits of certain transactions and capital investments;

√	the Company’s objectives, strategies and competitive strengths;

√	future development activities;

√	the Company’s growth strategy;

√	expectations with respect to future opportunities;

√	expectations with respect to the Company’s financial position;

√	the Company’s capital expenditure programs and future capital requirements;

√	capital resources and the Company’s ability to raise capital; and

√	industry conditions pertaining to the cryptocurrency industry;

√	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR at www.sedar.com.

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